# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Flag Ship Acquisition Corporation, CIK 0001850059
CUSIP: G3530C109
Title of class of securities: Ordinary Shares, $0.001 par value per share
Address of issuer's principal executive offices: 26 Broadway, Suite 934, New York, New York (NY), 10004
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001649553

## Reporting persons
- CVI Investments, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 306,569; sole dispositive power 0; shared dispositive power 306,569; aggregate amount beneficially owned 306,569 (6.1% of the class)
  Comment: With respect to Row 6 and Row 8 above, Heights Capital Management, Inc. is the investment manager to CVI Investments, Inc. and as such may exercise voting and dispositive power over the shares reported as beneficially owned by CVI Investments, Inc. herein.
- Heights Capital Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 306,569; sole dispositive power 0; shared dispositive power 306,569; aggregate amount beneficially owned 306,569 (6.1% of the class)
  Comment: With respect to Row 6 and Row 8 above, Heights Capital Management, Inc. is the investment manager to CVI Investments, Inc. and as such may exercise voting and dispositive power over the shares reported as beneficially owned by CVI Investments, Inc. herein.

## Item 1. Issuer
Name of issuer: Flag Ship Acquisition Corporation
Address of issuer's principal executive offices: 26 Broadway, Suite 934, New York, New York 10004

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, who are collectively referred to herein as "Reporting Persons," with respect to the ordinary shares of Flag Ship Acquisition Corporation (the "Company"), $0.001 par value per share (the "Shares").

(i) CVI Investments, Inc.

(ii) Heights Capital Management, Inc.
Address of principal business office or, if none, residence:
The address of the principal business office of CVI Investments, Inc. is:

P.O. Box 309GT
Ugland House
South Church Street
George Town
Grand Cayman
KY1-1104
Cayman Islands

The address of the principal business office of Heights Capital Management, Inc. is:

101 California Street, Suite 3250
San Francisco, California 94111
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company's Quarterly Report on Form 10-Q, filed on October 31, 2025, indicates there were 5,025,517 Shares outstanding as of October 30, 2025.

The Reporting Persons became subject to a reporting obligation pursuant to Rule13d-1(d) in connection with the reduction of the Company's Shares outstanding following redemption of certain Shares by other holders in the Company.
Percent of class: 6.1
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote:
The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Heights Capital Management, Inc., which serves as the investment manager to CVI Investments, Inc., may be deemed to be the beneficial owner of all Shares owned by CVI Investments, Inc. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition:
The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Heights Capital Management, Inc., which serves as the investment manager to CVI Investments, Inc., may be deemed to be the beneficial owner of all Shares owned by CVI Investments, Inc. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT INDEX

EXHIBIT DESCRIPTION
________ ________
24 Limited Power of Attorney
99 Joint Filing Agreement

## Signatures
- CVI Investments, Inc.: /s/ Sarah Travis, Sarah Travis, Assistant General Counsel and Assistant Secretary of Heights Capital Management, Inc. (05/19/2026)
- Heights Capital Management, Inc.: /s/ Sarah Travis, Sarah Travis, Assistant General Counsel and Assistant Secretary (05/19/2026)
Comment: Heights Capital Management, Inc. serves as authorized agent of CVI Investments, Inc. pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit 24 hereto.